EXHIBIT 20


                        Ascent Reports 1999 Results

 For Release:
 Monday, March 13, 2000

 Contact:
 Analysts: David A. Holden     (303) 308-7033
 Media:    Arthur M. Aaron     (303) 308-7040


 Denver, Colo. -- Ascent Entertainment Group, Inc. (Nasdaq: GOAL) today reported 1999 revenues from continuing operations of $275.4 million compared with revenues of $261.3 million in 1998. The Company reported earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations of $61.9 million in 1999, as compared to 1998's $75.4 million. The Company's 1999 net loss from continuing operations was $51.1 million, or $1.72 per common share, compared to its 1998 net loss from continuing operations of $31.9 million, or $1.07 per common share.

 The increase in revenues from continuing operations is attributable to improvements at On Command Corporation (NASDAQ: ONCO), Ascent's 56.5% percent-owned subsidiary. While both On Command and the Company's Ascent Network Services division reflected year-to-year improvements in EBITDA, these improvements were more than offset by the costs incurred by the Company in 1999 for transaction expenses totaling $13.3 million relating to the Company's unsuccessful efforts to sell its sports related businesses and have its continuing operations acquired by Liberty Media Corporation (Liberty) (NYSE: LMG.A, LMG.B), in a stock-for-stock merger, for expenses of $3.7 million associated with the Company's stock appreciation rights and for severance payments totaling $1.9 million made to the Company's former President and Chief Executive Officer.

 As previously announced, on February 22, 2000, Ascent signed a definitive merger agreement with Liberty Media Corporation under which Liberty will pay Ascent stockholders $15.25 in cash for each share of the Company's common stock. Pursuant to the merger agreement, Liberty commenced a tender offer for all shares of stock of Ascent on February 29, 2000 which will terminate on March 27, 2000, unless extended. The tender offer is conditioned on the tender of at least a majority of the Ascent shares, as well as other customary conditions. If Liberty purchases a majority of the Ascent shares in the tender offer, it will then merge a wholly-owned subsidiary into Ascent and all remaining shareholders will receive $15.25 per share.

 1999 Summary Results

 Multimedia Distribution

 For 1999, the Company's Multimedia Distribution segment, which includes On Command, had revenues of $252.9 million, up 5.9 percent from $238.8 million in 1998. The improvement in On Command's 1999 revenues as compared to 1998 was primarily attributable to new hotel installations, continued conversions of SpectraVision properties to the superior performing On Command systems, an increase in cable programming revenues, an increase in the royalty payment received from LodgeNet Entertainment Corporation, an increase in game and equipment sales revenues and continued reductions in movie denial rates. Fourth quarter 1999 revenues were $61.4 million compared to revenues of $59.1 million reported in the fourth quarter of 1998. This increase is primarily attributable to an increase in higher net movie revenues per room combined with an overall increase in the number of rooms served, partially offset by a decrease in equipment sales to licensees.

 EBITDA for this segment in 1999 was $75.9 million, up 5.4 percent from $72.0 million in 1998. Fourth quarter 1999 EBITDA for the segment was $17.0 million versus $18.1 million during the fourth quarter of 1998. The improvement in On Command's year-to-date EBITDA is primarily attributable to the increased revenues noted above. The decline in EBITDA during the fourth quarter of 1999 is attributable to an increase in On Command's operating expenses. Specifically, field service expenses have increased due to the deployment of On Command's new digital platform, known as OCX, the expansion of On Command's international operations and certain end-of-life write-offs associated with the Company's On Command Video and SpectraVision systems.

 The segment reported an operating loss for 1999 of $20.9 million compared to an operating loss of $18.5 million in 1998. The increase in On Command's operating loss during 1999 is primarily attributable to the increase in depreciation and amortization expense from the significant capital expenditures made by On Command during 1999 as it increased its room base and converted hotels served by SpectraVision equipment, accelerated depreciation on certain end-of-life assets and stock based compensation, offset in part by the termination of amortization of SpectraVision equipment in October, 1999. The segment reported an operating loss for the fourth quarter of 1999 of $6.5 million compared to an operating loss of $5.2 million during the fourth quarter of 1998. The increase in the 1999 fourth quarter operating loss is primarily due to the lower EBITDA during the quarter and an increase in interest expense.

 At December 31, 1999, On Command's installed room base was approximately 956,000 as compared to approximately 929,000 at the end of 1998. In the fourth quarter of 1999, On Command installed its on-demand system in approximately 25,000 rooms, of which approximately 6,000 were conversions of SpectraVision properties, and approximately 18,000 were new hotel installations. In addition, during the fourth quarter of 1999 the Company upgraded approximately 5,000 OCV rooms to OCX with Internet capabilities. At December 31, 1999 rooms installed with OCX Internet capable systems totaled approximately 30,000.

 Network Services

 For both 1999 and 1998, the Company's Network Services segment, which includes the operations of the Company's Ascent Network Services division, had revenues of $22.5 million. Fourth quarter 1999 revenues for this segment were $6.2 million, down 10 percent from $6.9 million in the comparable 1998 period. The decrease in revenues during the fourth quarter of 1999 is attributable to the non-recurrence of ancillary equipment sales and service revenues from NBC affiliates and other private networks which occurred during the fourth quarter of 1998.

 The Network Services segment's EBITDA for 1999 was $12.2 million versus $11.0 million in 1998. Fourth quarter 1999 EBITDA for the segment was $3.1 million as compared to $2.8 million in the fourth quarter of 1998. While revenues for both the year and the quarter were relatively flat, EBITDA increased for both the year and the quarter due primarily to cost containment efforts at Ascent Network Services. For 1999, the Network Services segment reported an operating income of $4.9 million versus an operating income of $3.5 million in 1998. The segment reported an operating income for the fourth quarter of 1999 of $1.6 million compared to operating income of $.9 million in the fourth quarter of 1998. Once again, the increase in operating income for the year and quarter is primarily attributable to cost containment efforts at Ascent Network Services.

 Discontinued Operations

 Ascent's discontinued operations are comprised of the results of the Company's former entertainment segment, which includes the Denver Nuggets, the Colorado Avalanche and Ascent Arena Company (the Arena Company), the owner and manager of the Pepsi Center, the recently opened new sports and entertainment center in Denver which is home to the Denver Nuggets and Colorado Avalanche. In addition, discontinued operations also include the results of Beacon Communications LLC (Beacon), which was sold on January 20, 1999. Loss from discontinued operations for these entities totaled $26.3 million during 1999 as compared to a loss of $17.8 million during 1998. The decline in operating results during 1999 from discontinued operations is primarily attributable to the operations of the Denver Nuggets and the Arena Company, partially offset by the absence of operating losses from Beacon and improved year-to-year results from the Avalanche. Specifically, the Nuggets incurred a significant increase in player salaries during 1999 and have also incurred contract termination costs relating to its former coach. While the Arena Company has realized improved financial results since opening in September of 1999, its operating losses have increased over 1998 due to an increase in both depreciation and interest costs attributable to the Pepsi Center. The improvement in operating results for the Avalanche during 1999 is primarily attributable to the teams participation in three rounds of the NHL playoffs, compared to one round in 1998.

 The Company reported a loss from discontinued operations of $12.9 million during the fourth quarter of 1999 as compared to a loss of $1.2 million in the comparable period in 1998. The decline in operating results during the fourth quarter of 1999 is primarily attributable to the operations of the Denver Nuggets and the Colorado Avalanche, which is primarily due to increases in player salaries, and the NBA work stoppage, which was concluded in January of 1999. Specifically, the Avalanche had 2 fewer home games during the fourth quarter of 1999 versus 1998 and accordingly, realized less incremental revenues while incurring higher player costs. In addition, during the fourth quarter of 1998, the Nuggets did not play any games due to the NBA work stoppage and accordingly, while minimal revenues were realized at this time, no player or game operation costs were incurred as well. Partially offsetting the negative operating results of the Teams is the improved financial performance of the Arena Company (the Pepsi Center commenced operations in September, 1999 and through the end of 1999, hosted over 50 events, including Avalanche and Nuggets home games) and the absence of operating losses from Beacon in 1999 as compared to 1998.

 The $.2 million loss from the sale of discontinued operations, net of taxes, during the year ended December 31, 1999 reflects the loss from the sale of 90% of the Company's interest in Beacon.

 Ascent Consolidated

 General and administrative expenses at Ascent Corporate were $26.2 million for 1999 as compared to $7.6 million for 1998. This increase is primarily attributable to an increase in costs of $13.3 million in connection with the Company's unsuccessful efforts in 1999 to sell its sports related businesses and have its continuing operations acquired by Liberty in a stock-for-stock merger, expenses of $1.9 million associated with severance payments made to the Company's former President and CEO, and an increase of $3.7 million in expenses associated with the Company's outstanding stock appreciation rights due to increases in the Company's stock price.
 Interest expense, net of amounts capitalized, for 1999 was $29.3 million as compared to $24.3 million during 1998. This increase is attributable to the additional borrowings incurred during 1999 by On Command for capital expenditures combined with increased borrowing costs at Ascent, primarily those costs related to the Company's 11.875% Senior Secured Discount Notes issued in December 1997. Other income was $5.5 million for 1999 as compared to $1.7 million during 1998. This increase is primarily attributable to the recognition of a gain of $1.8 million from the sale of investment securities and an increase in interest income recognized on the Company's cash and cash equivalent balances during 1999.

 Liquidity and Capital Resources

 Cash and cash equivalents increased by $15.8 million since December 31, 1998 to $60.4 million at December 31, 1999. The primary sources of cash during 1999 were cash from continuing operating activities of approximately $69.4 million, proceeds of $15.9 million from the sale of 90% of the Company's interest in Beacon and borrowings under On Command's credit facility of $17.0 million. Cash was expended primarily for property and equipment at On Command.

 Long-term debt totaled $339.9 million at December 31, 1999 as compared to $305.5 million at December 31, 1998. The increase in long-term debt is attributable to additional borrowings of $17.0 million under On Command's credit facility and the accretion of interest on the Company's 11.875% Senior Secured Discount Notes. The Arena Revenue Backed Notes of $139.8 million (the "Arena Notes") which were issued by the Arena Company's beneficially owned trust are classified in the Company's condensed consolidated balance sheet in the net assets of discontinued operations. The Arena Notes are non-recourse to the Arena Company but the Arena Company is obligated to the noteholders to operate the Pepsi Center in a first-class manner. Based on borrowings outstanding at December 31, 1999, the Company had access to $42.5 million of long-term financing under the Ascent credit facility and On Command had access to $20.0 million of long-term financing under its credit facility, in each case, subject to certain covenant restrictions.

 Other

 Ascent Entertainment Group's principal business is providing pay-per-view entertainment and information services through its 56.5 percent-owned subsidiary On Command Corporation. In addition, Ascent also provides video distribution services to NBC and other private networks through its Ascent Network Services division.

 Some of the statements in this news release are forward-looking and relate to anticipated future operating results. Forward-looking statements are based on Ascent management's current expectations and assumptions, which may be affected by subsequent developments and business conditions, and necessarily involve risks and uncertainties. Therefore, there can be no assurance that actual future results will not differ materially from anticipated results.

 Readers should refer to Ascent's disclosure documents filed with the Securities and Exchange Commission, including the Company's 1998 Annual Report on Form 10-K for specific details on some of the factors that may affect operating results.

                                   # # #

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